FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street, Abbotsford 3067

Victoria, Australia

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒   No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-0000869428

For Release: Wednesday, December 18, 2002

AMCOR ANNOUNCES SUCCESSFUL US$500 MILLION PRIVATE PLACEMENT
 AT AN AVERAGE INTEREST RATE OF 5.8%

Amcor announces that it has successfully completed a US$500 million private placement to US based institutions.

The placement was done at an average interest rate of 5.8% and average duration of 11.5 years.  A good spread of maturities was achieved with tenors of 7, 10, 12 and 15 years.

Following this debt placement, Amcor’s average debt maturity for non-current debt has increased from three years to approximately six years.

The US$500 million placement will be taken in two instalments, US$350 million immediately to replace the bridge facility established at the time of the Schmalbach-Lubeca acquisition and a further US$150 million to refinance notes that will mature in June 2003.

Amcor’s Managing Director, Russell Jones, said: “The success of this debt raising is further endorsement of the support Amcor is receiving for its strategy of being a global leader in the packaging industry targeting specific market segments.

“The timing of the raising has ensured Amcor achieved historically low interest rates for long dated debt, that will deliver added stability for the company going forward.

“Having successfully developed a relationship with key investors in the US private placement market, there will be the ability to go back to this market when and if required in the future.

“Amcor will continue to diversify its capital structure and lower its cost of capital and this private placement is a further step in that direction.”

ENDS

For further information, please contact:

John Murray	Peter Day
Executive General Manager	Executive General Manager
Corporate Affairs	Finance
Ph: +61 3 9226 9005	Ph: +61 3 9226 9007

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067  Australia
GPO Box 1643N Melbourne Victoria 3001  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 9050
www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ PETER McDONNELL
(Signature)

Peter McDonnell
(Registrant)

Date:  13 January 2003